Exhibit 12.1

CrowdCheck Law LLP

700 12th Street NW, Suite 700

Washington, DC 20005

August 20, 2022

Board of Directors

Graze, Inc.

1438 9th Street

Santa Monica, CA 90401

To the Board of Directors:

We are acting as counsel to Graze, Inc. (the “Company”) with respect to the preparation and filing of its offering statement on Form 1-A (the “Offering Statement”). The Offering Statement covers the contemplated sale of up to 1,056,338 shares of the Company’s Common Stock.

In connection with the opinion contained herein, we have examined the Offering Statement, the Third Amended and Restated Certificate of Incorporation, bylaws, the resolutions of the Company’s board of directors, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Series Preferred Stock, and the Common Stock into which they may convert, being sold pursuant to the Offering Statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

AS/DP